UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 333-281923

Pharma Two B Ltd.

(Exact name of registrant as specified in its charter)

Pharma Two B Ltd.

12 Shaul Hamelech St.,

Kiryat Ono, 5565420,

Israel

+972-54-550-0804

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 17

*	On December 10, 2024, in accordance with the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 19, 2024, by and among Pharma Two B Ltd., a company organized under the laws of the State of Israel (the “Company”), Hepion Pharmaceuticals, Inc., a Delaware corporation (“Hepion”), and Pearl Merger Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of the Company (“Merger Sub”), the Company, Hepion and Merger Sub terminated the Merger Agreement.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pharma Two B Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 12, 2024	By:	/s/ Dan Teleman
		Name:	Dan Teleman
		Title:	Chief Executive Officer